13010368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
402

SEC FILE NUMBER
8-50429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Boulevard
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer (860) 368-2913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Boulevard	Glastonbury	CT	06033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

19 3/2/13

EH 3/4/13

USI Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2012 and 2011

USI SECURITIES, INC.

Index

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, USI Securities, Inc.
Title

Notary Public

MARYLYNN ROSENBERG
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (Bound separately).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditors' Report

Board of Directors
USI Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of USI Securities, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Glastonbury, Connecticut
February 22, 2013

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Current assets:		
Cash	$ 574,722	$ 559,348
Commissions receivable	197,427	166,099
Other current assets	5,599	3,901
Due from related party	634	886
Total current assets	778,382	730,234
Property and equipment, at cost:		
Computer equipment and software	7,007	7,007
Furniture and fixtures	7,873	7,873
	14,880	14,880
Less accumulated depreciation	(14,539)	(13,435)
	341	1,445
Deposits	35,000	35,000
Total assets	$ 813,723	$ 766,679

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Current liabilities:		
Accrued expenses	$ 114,207	$ 100,130
Income tax payable	655	655
Due to Parent	176,665	143,405
Total liabilities	291,527	244,190
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Additional paid-in capital	2,067,527	2,067,527
Accumulated deficit	(1,545,341)	(1,545,048)
Total stockholder's equity	522,196	522,489
Total liabilities and stockholder's equity	$ 813,723	$ 766,679

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue:		
Commission income	$ 10,165,574	$ 9,621,876
Fee income	30,000	27,328
Other income	6,811	3,598
Interest income	52	38
	10,202,437	9,652,840
Expenses:		
Management fees	8,956,263	8,343,930
Salaries	615,518	610,174
Commissions – independent representatives	143,627	255,655
Rent	96,000	72,000
Licenses and fees	83,757	44,126
Insurance	63,872	61,751
Information technology costs	51,000	46,200
Payroll taxes	49,032	47,546
Commissions	37,096	36,413
Software lease and other costs	28,800	31,800
Professional fees	24,584	42,449
Retirement plan - 401(k) match	18,479	19,280
Trading fees	15,864	20,210
Dues and subscriptions	5,289	3,000
Travel	3,826	4,881
Training/professional development	2,857	4,387
Postage	2,247	2,143
Miscellaneous	1,366	1,059
Depreciation	1,104	1,311
Office expense	1,095	1,339
Telephone	917	2,637
Meals and entertainment	267	962
Bank charges	65	100
	10,202,925	9,653,353
Loss before income taxes	(488)	(513)
Credit for income taxes	(195)	(204)
Net loss	$ (293)	$ (309)

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2011	$ 10	$ 2,067,527	$ (1,544,739)	$ 522,798
Net loss	-	-	(309)	(309)
Balance, December 31, 2011	10	2,067,527	(1,545,048)	522,489
Net loss	-	-	**(293)**	**(293)**
Balance, December 31, 2012	**$ 10**	**$ 2,067,527**	**$ (1,545,341)**	**$ 522,196**

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Operating activities:		
Net loss	$ (293)	$ (309)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	1,104	1,311
Changes in operating assets and liabilities:		
Commissions receivable	(31,328)	9,992
Other current assets	(1,698)	(694)
Due from related party	252	(246)
Accrued expenses	14,077	2,882
Due to Parent	33,260	575
Net cash provided by operating activities	15,374	13,511
Net increase in cash	15,374	13,511
Cash, beginning of year	559,348	545,837
Cash, end of year	$ 574,722	$ 559,348
Supplemental cash flow disclosure:		
Noncash investing activity - disposal of equipment	$ -	$ 12,893

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USI Consulting Group, Inc. (the "Parent"). The Parent is a subsidiary of USI Holdings Corporation. USI Holdings Corporation is a wholly-owned subsidiary of Compass Acquisition Holdings Corp. ("Compass") and ultimately Compass Investors Inc., a corporation that was controlled by GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co.

Effective December 27, 2012, Compass Investors, Inc. was merged into and became a direct, wholly-owned subsidiary of Onex USI Holdings Corp., substantially owned by investment funds affiliated with Onex Corporation ("Onex") and certain members of management. Onex is a Toronto, Canada based private-equity firm.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Commission income:

Commission revenue on mutual fund 12 b-1 trail fees are recorded on an accrual basis based on a percentage of the mutual fund's net assets.

Commission revenue on sales of shares of mutual funds are recorded on a trade date basis. The related management fees are recorded in the same period as the commission revenue.

Commission revenue on variable annuities and variable life insurance contracts are recognized based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

Note 2 - Summary of significant accounting policies (continued):

Commission income (continued):

Override commissions are also recorded when the data necessary to reasonably determine such amount has been obtained, which is generally when the cash is received.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2012 and 2011, there are no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2012 and 2011, management of the Company determined an allowance for doubtful accounts is not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company has no unrecognized tax benefits at December 31, 2012 and 2011. The Company's U.S. Federal and state income tax returns prior to fiscal year 2007 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The 2007 Federal consolidated tax return of USI Holdings Corporation is currently under audit. Management does not believe the results of this audit will have a material impact on the financial position of the Company.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2013, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012 and 2011, the Company has net capital of $345,482 and $516,257, respectively, which is $326,091 and $500,021, respectively, in excess of its required net capital of $19,391 and $16,236, respectively. The Company's net capital ratio is .84 to 1 and .47 to 1 at December 31, 2012 and 2011, respectively.

During 2012, the Company changed its treatment of nonallowable assets. A portion of commissions receivable related to Registered Representatives dually employed by the Company and the Parent were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions receivable in the amount of $170,140 were considered nonallowable as of December 31, 2012. The Company remains in net capital compliance after adopting this change.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2012 and 2011.

Note 5 - Related party transactions:

The Company rents space from the Parent in the offices of the Parent. The rent also includes utilities, the use of a computer and other office equipment. In 2012 and 2011, the Company paid rent of $96,000 and $72,000 to the Parent, respectively. Rent is

Note 5 - Related party transactions (concluded):

paid monthly. In 2012 and 2011, the Parent also provided accounting services and USI Holdings Corporation provided insurance coverage, information technology services and payroll processing services to the Company for $9,995 and $9,200 per month, respectively. Total insurance and other services fees were $215,940 and $182,400 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, due to Parent balances of $176,665 and $143,405, respectively, result from these transactions and accrued management fees.

The Company's revenues (other than interest income) are mainly derived from sales to customers of entities under common ownership with the Parent.

The Company receives commissions from mutual fund and insurance companies and pays approximately 90% of these commissions to the Parent in the form of management fees.

Management fees totaled $8,956,263 and $8,343,930 for the years ended December 31, 2012 and 2011, respectively.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. The lease terms required a monthly fee of $2,650 in January and February 2012. Effective March 1, 2012, the lease terms require a monthly fee of $2,350. The agreement expires in February 2016.

Total software lease expense for 2012 and 2011 was $28,800 and $31,800, respectively. At December 31, 2012, aggregate future minimum lease payments due consist of the following:

Year Ending December 31,		
2013	$	28,200
2014		28,200
2015		28,200
2016		4,700
	$	89,300

Note 7 - Retirement plan:

The Company has a 401(k) retirement plan (the "Plan") matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act of 1974. Eligibility for the Plan is based on attaining the age of 21 and completing 30 days of service with the Company. The Company's contributions to the Plan for 2012 and 2011 were $18,479 and $19,280, respectively.

Note 8 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2012 and 2011, the Company has no uninsured cash balances.

Note 9 - Income taxes:

The Company is included in a consolidated tax return with USI Holdings Corporation and records its share of the consolidated tax expense or credit on a separate return basis. For the years ended December 31, 2012 and 2011, an income tax credit of $195 and $204, respectively, was included in the statements of operations due to a net loss. As of December 31, 2012 and 2011, the Company has a net income tax benefit receivable in the amount of $634 and $440, respectively, which is included in due from related party balance on the accompanying statements of financial condition.

USI SECURITIES, INC.

**SCHEDULE I –
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 AND 2011**

	2012	2011
Net capital:		
Total stockholder's equity	**$ 522,196**	$ 522,489
Nonallowable assets:		
Trade receivable	**170,140**	-
Other current assets	**5,599**	3,901
Property and equipment, net	**341**	1,445
Due from related party	**634**	886
Total nonallowable assets	**176,714**	6,232
Total equity qualified for net capital	**$ 345,482**	$ 516,257
Total liabilities per financial statements	**$ 291,527**	$ 244,190
Less deferred income tax payable	**655**	655
Aggregate indebtedness	**$ 290,872**	$ 243,535
Computation of basic net capital requirement:		
Minimum net capital required for broker ($5,000 or 6-2/3% of aggregate indebtedness)	**$ 19,391**	$ 16,236
Excess net capital	**$ 326,091**	$ 500,021
Excess net capital at 1,000%	**$ 316,395**	$ 491,904
Ratio: Aggregate indebtedness to net capital	**.84 to 1**	.47 to 1
Reconciliation with the Company's computation of net capital included in Part II of Form X-17a-5 as of December 31, 2012 and 2011		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS reports	**$ 345,482**	$ 516,257
Audit adjustments	**-**	-
Net capital per above	**$ 345,482**	$ 516,257

See Independent Auditors' Report.

USI SECURITIES, INC.

SCHEDULE II –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2012 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Independent Auditors' Report.

USI SECURITIES, INC.

SCHEDULE III –
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2012 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Independent Auditors' Report.

Independent Auditors' Report on Internal Control

Board of Directors
USI Securities, Inc.

In planning and performing our audit of the financial statements of USI Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Glastonbury, Connecticut
February 22, 2013

CohnReznick

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
USI Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012 which were agreed to by USI Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating USI Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). USI Securities, Inc.'s management is responsible for USI Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the general ledger entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting that total revenue on line 2a of Form SIPC-7 was $54,308 less than the total revenue on Form X-17A-5. The Company contacted the Securities Investor Protection Corporation and was advised to complete a new Form SIPC-7 and write "Revised" on the top of the form. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 "Revised" for the year ended December 31, 2012, noting a one dollar difference due to rounding;
3. Compared any adjustments reported in Form SIPC-7 with an Excel schedule provided by the Company and supporting line items on the FOCUS reports noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Excel schedule provided by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Glastonbury, Connecticut
February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS REVISED

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

USI SECURITIES, INC.
95 GLASTONBURY BLVD, STE 102
GLASTONBURY, CT 06033

050429 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
SUSAN M FULLWOOD 860-652-1069

2. A. General Assessment (item 2e from page 2) $269

B. Less payment made with SIPC-6 filed (exclude interest) (133)
$82 7/27/12 & $51 1/29/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 136

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $136

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $136

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USI SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Susan M Fullwood
(Authorized Signature)

Dated the 1st day of February, 20 13.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,202,438
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,042,392
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	15,664
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	36,861
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $9	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	9
Total deductions	10,094,926
2d. SIPC Net Operating Revenues	$ 107,512
2e. General Assessment @ .0025	$ 269
	(to page 1, line 2.A.)

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

COHN REZNICK

ACCOUNTING • TAX • ADVISORY